SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBITS

Exhibit Number

99.1	Announcement regarding Estimated Growth in Profit in the First Quarter of 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

	By:	/s/ Wang Zhiqing

Date: April 10, 2017	Name:	Wang Zhiqing

	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

Announcement Regarding Estimated Growth in Profit in the First Quarter of 2017

1.	Estimated results during the period

(1)	Period of estimated results: 1 January 2017 to 31 March 2017

(2)	Estimated results: based on preliminary estimates by the finance department of Sinopec Shanghai Petrochemical Company Limited (the “Company”), the Company and its subsidiaries (the “Group”) are expected to record a 60%-75% growth of the net profit attributable to equity shareholders of the Company for the quarter ended 31 March 2017 over the same period of last year (i.e. RMB 1.832 billion-RMB 2.004 billion). Specific financial figures will be disclosed in the 2017 first quarterly report of the Company.

(3)	The estimated results have not been audited or reviewed by certified public accountants.

2.	Results for the corresponding period of the previous year

Under the China Accounting Standards and Systems for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	1,145,237
Basic earnings per share (RMB)	0.106

3.	Major reasons for estimated growth in the results for the period

Major reasons for substantial growth in the first quarterly results of the Group in 2017 compared to the corresponding period of the previous year are:

1.	The prices of the Company’s products increased to a larger extent compared to the increase in the costs of the raw materials it procured, which led to an increase in gross profit of the Company’s products;

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2.	Crude oil processing volume increased by about 10% compared to the same period of last year;

3.	Increase in profit from the Company’s associated company, which led to a significant growth in investment income compared to the same period of last year;

4.	Substantial savings in financial expenses compared to the same period of last year.

The forecasts above represent preliminary estimates. Specific and accurate financial figures will be disclosed in the 2017 first quarterly report to be officially published by the Company. Investors are advised to pay attention to investment risks.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Zhang Jianbo
Joint Company Secretary

Shanghai, the PRC, 7 April 2017

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